November 6, 2020

VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Ada D. Sarmento

Mary Beth Breslin

Tara Harkins

Re:	AbCellera Biologics Inc.

Draft Registration Statement on Form S-1

Submitted October 5, 2020

CIK No. 0001703057

Ladies and Gentlemen:

This letter is being submitted on behalf of AbCellera Biologics Inc. (the “Company”) in response to comments contained in the letter dated November 1, 2020 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Carl L. G. Hansen, Ph.D., Chief Executive Officer of the Company, with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 that was submitted on October 5, 2020. The Company is concurrently confidentially submitting an Amendment No. 1 to the Draft Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to the Amendment. Two copies of this letter and the marked Amendment will be provided to Ada D. Sarmento of the Commission.

Prospectus Summary, page 1

1.

We note your disclosure here, in MD&A and in the Business section that you and your partners identified a viable antibody drug candidate for your recent collaboration with Eli Lilly within three weeks that advanced into clinical testing 90 days after initiation of the program. Please balance the disclosure in the Overview by noting in this section, as you do on page 16, that the speed by which this candidate progressed is “unprecedented and is a result of the FDA’s flexibility to expedite” the candidate. Please also disclose, as you do on page 23, that there is no assurance that you will be able to identify a potential drug candidate for human testing in this timeframe again in the future.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Prospectus Summary, Management’s Discussion and Analysis of Financial Condition and Results of

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November 6, 2020

Operations (“MD&A”) and Business sections on pages 1, 17 and 85 of the Amendment to reflect that the speed with which the Eli Lilly and Company (“Lilly”) candidate progressed through the U.S. Food and Drug Administration, is unprecedented and that there is no assurance that the Company will be able to identify a potential drug candidate for human testing in a similarly expedited timeframe.

2.	Please revise Figure 1 on page 2 and Figure 5 on page 107 to make the smaller print more legible.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the graphics on pages 2 and 113 of the Amendment accordingly to increase resolution and clarity of the text contained therein.

3.

We note your disclosure regarding certain interim Phase 2 clinical data for LY-CoV555 on page 3 and page 100. In the Business section, please expand your disclosure to provide more details regarding this Phase 2 clinical trial, including the duration of the trial, the number of subjects or patients in such trial, how the product candidate was administered, who conducted the trials, the dosage used, any serious adverse events experienced and the number of patients who experienced them, the primary and secondary endpoints and whether they were met to the extent that such information is available. Alternatively, please remove this statement from the Prospectus Summary and the Business section.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 89 and 114 of the Amendment to provide more details regarding the interim Phase 2 clinical data for LY-CoV555 to the extent that such details have been made available through public disclosure by Lilly.

4.

We note your disclosure here, in MD&A and in the Business section that you have entered into agreements for 94 partnered discovery programs, the majority of which include the potential for milestone and royalty payments from your partners. Please revise to disclose that you have only had one program result in clinical milestone payments to you and you have not yet had a program receive clinical marketing approval.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 85 and 112 of the Amendment accordingly.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 8

5.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), whether or not they retain copies of such communications.

United States Securities and Exchange Commission

November 6, 2020

Risk Factors

Some intellectual property that we have in-licensed may have been discovered through government funded programs, page 49

6.	Please revise this risk factor to disclose the technology or technologies subject to march-in rights.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the risk factor on page 51 of the Amendment accordingly.

Capitalization, page 67

7.

Please reconcile the presentation and disclosures of outstanding convertible preferred shares as temporary equity (i.e. “not included within shareholders’ deficit”) in the capitalization table on page 67 and dilution on page 69 as of June 30, 2020 to your presentation of convertible preferred shares within shareholders’ equity on your consolidated balance sheets on pages F-3 and F-29.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Capitalization and Dilution sections of the Amendment accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 75

8.

We note your disclosure that you entered into a multi-year agreement with the Canadian government’s Strategic Innovation Fund in April 2020. Please file this agreement as an exhibit or tell us why you do not believe it is required to be filed.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed the multi-year agreement with the Canadian government’s Strategic Innovation Fund with the Amendment.

Results of Operations, page 80

9.

We note that you have performed research for various partner arrangements and product candidates. Please expand to provide detail by your partner arrangements and for product candidates, as applicable, for your research and development expenses during each period presented. To the extent that you do not track expenses by product candidate or arrangement, please disclose as such.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 91 of the Amendment accordingly to disclose that the Company has not historically tracked its research and development expenses on a partner by partner basis or on a product candidate by product candidate basis.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 92

10.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances since June 30, 2020 and the reasons for

United States Securities and Exchange Commission

November 6, 2020

any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation. Please discuss with the staff how to submit your response.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business

Our Partnership Deals, page 111

11.	Disclose the aggregate amount of milestone payments under the collaboration agreement with Lilly referenced on page 112.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has amended the disclosure on page 126 of the Amendment to reflect a general range of the aggregate amount of milestone payments under the collaboration agreement with Lilly.

Patent Portfolio, page 128

12.

Please revise to clarify whether the royalty term of the UBC agreement is the same as the term of the agreement and to disclose the termination provisions of the agreement. With respect to the Stanford License and the UNC Agreement, please disclose the duration of each agreement, the royalty term, the termination provisions, and the material payment provisions such as the royalty range or annual license fees to be paid.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 143, 144 and 145 of the Amendment to disclose the royalty term, the termination provisions, and other material payment provisions under each of the UBC Agreement, Stanford License and the UNC Agreement.

13.	Please file the license agreement with Alloy Therapeutics referenced on pages 114 and 128, or tell us why you believe it is not required to be filed.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe its license agreement with Alloy Therapeutics is material to the Company. In the ordinary course of its business, the Company entered into this agreement primarily to gain access to the ATX-Gx humanized mice platform to enable in vivo human antibody discovery for its partner programs. In November 2020, the Company consummated its acquisition of Trianni, Inc. (“Trianni”) for a similar purpose, which is to enable access to the Trianni mice platform. The terms of the Company’s acquisition of Trianni and the Trianni platform have been disclosed in the Amendment, and the Trianni acquisition agreement has been filed with the Amendment. Following the acquisition of Trianni, the Company is able to offer its partners the Trianni mouse platform in addition to the ATX-Gx platform. With respect to existing partnered programs that utilized the ATX-Gx platform for which discovery work has been completed, no further use of the ATX-Gx platform is required in such programs. As a result, the Company does not believe its business is substantially dependent on its license agreement with Alloy Therapeutics. In addition, the Company has limited financial obligations under the agreement, in the amount of $15.0 million payable over three years.

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November 6, 2020

For the foregoing reasons, the Company has concluded that the aforementioned agreement is not required to be filed as an exhibit to the Amendment because it would ordinarily accompany the kind of business conducted by the Company and the Company is not “substantially dependent” on the agreement within the meaning of Item 601(b)(10) of Regulation S-K. In addition, as discussed above, the financial obligations of the Company under the agreement are limited. As a result, the Company submits that the Alloy Therapeutics license agreement is not material to its business. Therefore, the Company does not believe that it is required to file this agreement with the registration statement.

Commercial, page 131

14.

Please revise to provide the disclosure required by Item 101(c)(vii) of Regulation S-K for any partner that accounted for ten percent or more of your consolidated revenues and if the loss of such partner would have a material adverse effect on the company and its subsidiaries taken as a whole.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the existing disclosure indicates a concentration of revenue from a limited number of partners in recent periods. The Company supplementally advises the Staff that out of such partners, it believes that only one of its partnerships falls within the scope of Item 101(c)(vii) of Regulation S-K. The Company does not believe the loss of any additional partners would have a material adverse effect on the Company and its subsidiaries taken as a whole. As a result, the Company has revised the disclosure on page 146 of the Amendment to disclose the identity of the one partner and to state that it does not believe the loss of any other partners would have a material adverse effect on the Company and its subsidiaries taken as a whole.

Legal Proceedings, page 135

15.	Please revise to clarify the specific underlying technology to which the actions described in this section relate.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 150 of the Amendment accordingly to provide additional details on how the actions relate to the business and technology of the Company and Berkeley Lights. The Company supplementally advises the Staff that the disclosure contained in the Amendment summarizes factually the allegations and positions contained in the parties’ respective court filings in the relevant actions. The Company believes it would be inappropriate to include disclosure beyond that which is contained in the court filings as such disclosure may be premature and speculative from the perspective of a potential investor reading the prospectus.

Certain Relationships and Related Person Transactions

Loans to Officers, page 154

16.

Please expand to disclose the terms of the loan to Mr. Stimart, including principal amount, interest rate, maturity and outstanding balance as of the most recent practicable date. Refer to Item 404(a)(5) of Regulation S-K. Please also provide your analysis on how you intend to comply with Section 13(k) of the Exchange Act with respect to this loan.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 163 of the Amendment to disclose the terms of the loan to Mr. Stimart. The Company supplementally advises the Staff that it plans to eliminate this loan prior to the public filing of the Registration Statement and, therefore, no reliance on Section 13(k) of the Exchange Act to permit the Company to maintain this loan will be necessary.

United States Securities and Exchange Commission

November 6, 2020

Principal Shareholders, page 156

17.

Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Thermopylae Holdings Ltd., DCVC Bio, L.P. and Viking Global Opportunities Illiquid Investments Sub-Master LP.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 172 of the Amendment accordingly.

Index to Consolidated Financial Statements

Consolidated Financial Statements

Consolidated Statements of Shareholders’ Equity, page F-5

18.

Please tell us why you are presenting the Series A1 Preferred Shares with a black line separation on the statement of shareholders’ equity considering your disclosures on page F-18 that “the Series A1 preferred shares are classified as permanent equity.”

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-5 of the Amendment accordingly to remove the black line separation in the statement of shareholders’ equity.

Notes to Consolidated Financial Statements

Note 3. Significant Accounting Policies

Revenue recognition, page F-8

19.

We note your disclosures here and on pages 111, 112, F-20, F-26, F-41 and F-43 related to your partnership agreements that include near-term payments for technology access, research and intellectual property rights, downstream payments in the form of clinical and commercial milestones, and royalties on net sales. For these agreements, please revise to disclose the date of the agreements, the nature and significant terms of those agreements, including the rights and obligations of each party and any commitments and contingencies with respect to the agreements. Please tell us your consideration of providing additional disclosure in the filing in accordance with ASC 450, 730, 606, and 808.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and, as discussed in greater detail below, revised its disclosure on pages F-8 and F-42 of the Amendment accordingly. Other than such revision, the Company believes that the existing disclosure contained in the Amendment is sufficient under the relevant accounting standards applicable to such contracts. The Company further advises the Staff that the use of the term “partnerships” throughout the Amendment is not intended to indicate that the Company has entered into a legal partnership agreement with the counterparty containing profit sharing and other features consistent with a legal partnership arrangement. More specifically, the Company advises the Staff of its considerations in providing additional disclosure in accordance with ASC 450, 730, 606 and 808 as follows.

With respect to ASC 450 – Contingencies – the Company considered the nature and magnitude of the potential obligations with respect to these partnership agreements at each reporting period. The Company

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November 6, 2020

has disclosed license agreements pursuant to which they could be required to make payments in the section of the prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations and Commitments” on pages 102 and 103 of the Amendment. The Company considered ASC 450-20-50 and considers the disclosure in the second paragraph of note 16 on page F-26 to comply with its requirements as (i) the disclosure indicates the range of payment obligations to strategic partners, (ii) the amounts of payments, if any, are, as disclosed, dependent upon the occurrence of certain events that are outside of the Company’s control, and (iii) no payments are currently due or determinable. Accordingly, the Company respectfully submits that it does not consider additional information on these arrangements to be material to an investor. The Company will continue to evaluate whether additional disclosure is required in future filings based on the status of individual arrangements and its potential obligations.

With respect to ASC 606 – Revenue from Contracts with Customers – the Company has considered the disclosure requirements in ASC 606-10-50 and believes it has complied with all requirements in the financial statements included in the prospectus. The Company has concluded that individual contract disclosure obligations, including the nature and significant terms of those agreements, including the rights and obligations of each party and any commitments and contingencies with respect to the agreements, is required by the standard, except that the Company concurs with the Staff that additional disclosure with respect to the Eli Lilly contract is appropriate in the period ended September 30, 2020. With respect to the annual consolidated financial statements for the year ended December 31, 2019, the contract was disclosed in note 18 – Subsequent events – in the financial statements filed with the prospectus and the Company does not believe additional detail is required. With respect to the interim financial statements for the period ended September 30, 2020 included in the Amendment the Company has included additional detail as requested in note 12 on page F-42.

With respect to ASC 730 – Research and Development Arrangements – the Company has considered Staff’s comment both in light of ASC 730-10 and ASC 730-20. With respect to ASC 730-10, the required disclosures in ASC 730-10-50-1 had been made in the annual and interim consolidated financial statements included in the prospectus. With respect to ASC 730-20, the Company has considered the scope of this standard and based on its analysis the partnership agreements included on pages 125 and 126 of the Amendment are outside its scope because they are not arrangements whereby the Company will acquire the results of the research and development that has been funded by others, the Company does not have rights to the entire results of the research and development in return for a lump sum payment or royalty payments, as required by ASC 730-20-15-2 and -3. Accordingly, the Company does not believe that additional disclosure is required under ASC 70-20-50.

With respect to ASC 808 – Collaborative Arrangements – the Company has concluded that this standard is not applicable to any of the Company’s partnership agreements because they do not meet all of the required criteria set out in the definition of “Collaborative Agreements” in the standard, including that the Company does not share in the risks of the commercial activity.

Condensed Consolidated Financial Statements (Unaudited)

Notes to Condensed Consolidated Financial Statements, page F-33

20.

We note on page F-27 that in June 2020 you acquired the OrthoMab bispecific platform from Dualogics, LLC for $4,000,000 and that you have full rights to the OrthoMab platform and that Dualogics retains rights to develop existing internal assets and to complete existing partnership programs. Please tell us and revise your filing to explain how you are accounting for this transaction as an acquisition of assets or a business combination. Refer to the guidance in ASC 805.

United States Securities and Exchange Commission

November 6, 2020

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advise the Staff that the Company acquired right to Dualogics’ OrthoMab bispecific platform, which represents a group of similar assets sourced from the agreement. Therefore, all the fair value associated with the agreement is concentrated in a group of similar assets and is not considered a business in accordance with ASC 805-10-55-5A. The Company does not reasonably expect the platform acquired will be used to receive economic benefit in an alternative manner, nor does the acquisition agreement provide for any future economic benefit to the Company from the rights retained by Dualogics. The Company therefore accounted for the right to Dualogics’ platform acquired under the agreement as an acquisition of an asset and recognized $4.0 million as research and development expenses under ASC 730. The Company has revised the disclosure on page F-27 of the Amendment to clarify the accounting of such acquisition.

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United States Securities and Exchange Commission

November 6, 2020

If you require additional information, please telephone the undersigned at (650) 752-3333.

Sincerely,

/s/Deepa M. Rich

Deepa M. Rich

Enclosures:

cc:	Carl L. G. Hansen, Ph.D., AbCellera Biologics Inc.

Andrew Booth, AbCellera Biologics Inc.

Tryn Stimart, AbCellera Biologics Inc.

Sam Zucker, Goodwin Procter LLP

James Xu, Goodwin Procter LLP

Joseph Garcia, Blake, Cassels & Graydon LLP

Charles Kim, Cooley LLP

Kristin VanderPas, Cooley LLP